TRANSALTA CORPORATION

RECONCILIATION TO UNITED STATES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

SEPTEMBER 30, 2010

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(Unaudited)

This financial information has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which, in most respects, conform to the United States Generally Accepted Accounting Principles (“U.S. GAAP”). This information does not include all of the disclosures included in TransAlta Corporation’s annual consolidated financial statements. Accordingly, this information should be read in conjunction with the Corporation’s most recent annual consolidated financial statements, the unaudited interim consolidated financial statements as at and for the three and nine months ended Sept. 30, 2010 and 2009, and the audited 2009 U.S. GAAP reconciliation. All amounts herein are in millions of Canadian dollars unless otherwise noted.

The material differences to reconcile Canadian GAAP to U.S. GAAP are described below.

A.  EARNINGS, EARNINGS PER SHARE (“EPS”) AND COMPREHENSIVE INCOME INFORMATION

	Reconciling	3 months ended Sept 30		9 months ended Sept 30
Unaudited	items	2010	2009	2010	2009

Net earnings attributable to TransAlta - Canadian GAAP		38	66	156	102
Net earnings attributable to non-controlling interests - Canadian GAAP		8	3	20	27
Revenues, net of tax	IX	(11)	-	(4)	-
Pension cost, net of tax	IV	(1)	(1)	(4)	(4)
Share-based payment, net of tax	VI	-	(2)	-	-
Start up costs		-	5	-	5
Sale of minority interest in Kent Hills	VII	-	-	-	(1)
Net earnings - U.S. GAAP		34	71	168	129
Net earnings attributable to non-controlling interests - U.S. GAAP		8	3	20	27
Net earnings attributable to TransAlta - U.S. GAAP		26	68	148	102
Weighted average number of common shares outstanding in the period		220	198	220	198

Net earnings per share attributable to TransAlta, basic and diluted - U.S. GAAP		0.12	0.34	0.67	0.52

	Reconciling	3 months ended Sept 30		9 months ended Sept 30
Unaudited	items	2010	2009	2010	2009
Net earnings - U.S. GAAP		34	71	168	129
Other comprehensive income (loss) attributable to TransAlta - Canadian GAAP		106	(51)	152	67
Employee future benefits	IV	2	11	(30)	19
Cash flow hedges	I	(1)	(7)	(12)	8
Cash flow hedges - non-controlling interests	XI	(15)	-	(15)	-
Total other comprehensive income - U.S. GAAP		92	(47)	95	94
Comprehensive income - U.S. GAAP		126	24	263	223
Comprehensive income (loss) attributable to non-controlling interests - U.S. GAAP		(7)	3	5	27
Comprehensive income attributable to TransAlta - U.S. GAAP		133	21	258	196

B.  BALANCE SHEET INFORMATION

		Sept 30, 2010		Dec. 31, 2009
Unaudited	Reconciling items	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Property, plant, and equipment, net	I	7,789	7,789	7,578	7,594
Goodwill	VIII	432	407	434	409
Net risk management assets	IX	513	478	245	216
(including current portion)

Liabilities
Deferred credits and other liabilities	IV	153	318	136	254
Net future or deferred income tax liabilities	I, II, IV, VI, VIII, IX	543	491	473	438
(including current portion)
Non-controlling interests	VII	439	-	478	-

Equity
Contributed surplus	III	-	133	-	133
Retained earnings	IV, VI, VII, VIII, IX	600	394	634	436
Accumulated other comprehensive income	I, IV, IX	278	178	126	69
Non-controlling interests	VII	-	439	-	478

 C.  ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of AOCI under Canadian GAAP and U.S. GAAP are as follows:

		Sept 30, 2010		Dec. 31, 2009
	Reconciling items	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Cumulative unrealized gains (losses) on translating self-sustaining foreign operations, net of hedges and tax	-	(75)	(75)	(63)	(63)
Cumulative unrealized gains on cash flow hedges, net of tax	I	353	353	189	201
Pensions, net of tax	IV	-	(100)	-	(69)
Accumulated other comprehensive income 278 178 126 69

D.  RECONCILING ITEMS

I.  Cash Flow Hedges

Under Canadian GAAP, certain gains and losses on derivatives designated as cash flow hedges can be included in the carrying amount of the underlying hedged item. Under U.S. GAAP, these gains and losses must remain in Other Comprehensive Income (“OCI”), and similar to Canadian GAAP, are recognized into net earnings in the same period during which the underlying hedged item affects net earnings.

II.  Income Taxes

Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP.

Deferred income taxes under U.S. GAAP are as follows:

	Sept 30, 2010	Dec. 31, 2009

Future income tax liabilities (net) under Canadian GAAP	(543)	(473)
Pensions	43	32
Cash flow hedges	-	(4)
Embedded derivatives	9	7
Deferred income tax liabilities (net) under U.S. GAAP	(491)	(438)

Comprised of the following:
	Sept 30, 2010	Dec. 31, 2009

Long-term deferred income tax assets	254	273
Current deferred income tax liabilities	(86)	(45)
Long-term deferred income tax liabilities	(659)	(666)
	(491)	(438)

TransAlta adopted Financial Accounting Standards Board (“FASB”) Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), now contained in FASB Accounting Standards Codification (“ASC”) Topic 740, Income Taxes. Unrecognized tax benefits decreased by $76 million for the nine months ended Sept. 30, 2010, resulting in a balance of $35 million as of Sept. 30, 2010.

The reconciliation between the opening and closing unrecognized tax benefits is provided below:

Balance, Dec. 31, 2009	111
Decrease as a result of settlements with taxation authorities	(98)
Increase as a result of tax positions taken	22
Balance, Sept 30, 2010	35

These unrecognized tax benefits, if recognized, would affect the effective tax rate. No material increase or decrease in unrecognized tax benefits is expected in the next 12 months.

The Corporation’s income tax filings are subject to audit examination by taxation authorities. As at Sept. 30, 2010, the tax years that remain subject to examination in major jurisdictions are: 2003 – 2009 in Canada, 2006 – 2009 in the U.S., 2003 – 2008 in Mexico, and 1996 – 2009 in Australia.

The Corporation has expensed $4 million of interest and penalties for the nine months ended Sept. 30, 2010.

III.  Contributed Surplus

In 1998, the Corporation transferred generation assets to one of its subsidiaries, TA Cogen. TA Power, an unrelated entity, concurrently subscribed for a minority interest in TA Cogen. The fair value paid by TA Cogen for the assets exceeded their historical carrying values. For Canadian GAAP, the Corporation recognized a portion of this difference, to the extent it was funded by TA Power’s investment in TA Cogen, as a gain on disposition. TA Power held an option to resell its interest in TA Cogen to the Corporation in 2018, and in 2003, TA Power’s option to resell these units was eliminated and the unamortized balance of the gain was recognized in income.

Under FASB Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements, now contained in FASB ASC Topic 810, Consolidation, the option initially held by TA Power to potentially resell TA Cogen units to the Corporation in 2018 caused the excess of the consideration paid by TA Power over the Corporation’s historical carrying value in these assets to be characterized as contributed surplus.

IV.  Pension Plans

Under Financial Accounting Standards No. 158 (“SFAS 158”), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, now contained in FASB ASC Topic 715, Compensation – Retirement Benefits, actuarial gains and losses recognized on pension plans and post-retirement benefits are recorded to OCI and are charged to earnings as services are rendered. Under Canadian GAAP, actuarial gains or losses exceeding a certain threshold are charged to earnings as services are rendered. Consequently, the pension benefit cost under U.S. GAAP is impacted by the amounts amortized through AOCI which does not affect the pension benefit cost under Canadian GAAP. The pension benefit cost is adjusted for this difference.

V.  Joint Ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the United States Securities Exchange Commission (“SEC”), the Corporation, as a Foreign Private Issuer, has elected to account for incorporated joint ventures using the proportionate consolidation method. See disclosure of the amounts proportionately consolidated in Note 32 of the Corporation’s 2009 annual audited consolidated financial statements.

VI.  Share-Based Payment

Under U.S. GAAP FAS 123(R), now contained in FASB ASC Topic 718, Compensation – Stock Compensation, the Corporation is required to measure the cost of employee services received in exchange for an award of cash-settled instruments based on the current fair value of the award, whereas under Canadian GAAP, measurement is based on intrinsic value. The fair value of the award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the service period will be recognized as compensation expense over that period. The difference in measurement had no impact on the financial information presented herein as it was immaterial.

VII.  Sale of Minority Interest

During the second quarter of 2009, the Corporation sold 17 per cent of its Kent Hills project to Natural Forces Technologies Inc. and recorded a pre-tax gain of $1 million in accordance with Canadian GAAP. FAS 160, Noncontrolling Interests in Consolidated Financial Statements, now contained in FASB ASC Topic 810, Consolidation, requires that any difference between the fair value of the consideration received and the amount by which the non-controlling interest is adjusted should be recognized in equity attributable to the parent. As at Sept. 30, 2010, $1 million is included in retained earnings as a result of a prior year reclassification from other income.

VIII.  Acquisition of Canadian Hydro Developers

In 2009, TransAlta completed the acquisition and payment for 100 percent of the outstanding common shares of Canadian Hydro Developers. Under U.S. GAAP, FASB ASC Topic 805, Business Combinations, the acquisition method is applied where the identifiable assets acquired and liabilities assumed are measured at their acquisition-date fair value, and the acquisition-related costs are expensed rather than capitalized, as was done under Canadian GAAP.

IX.  Embedded Derivatives

Under U.S. GAAP, FASB ASC Topic 815, Derivatives and Hedging, an embedded foreign currency derivative instrument is required to be separated from its host contract when the currency in which the price of the related good or service that is acquired or delivered is not routinely denominated in international commerce and is not the functional currency of the parties to the contract. Under Canadian GAAP, the separation of the embedded derivative is not required since the currency of the embedded foreign currency derivative instrument is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place. As a result of the difference in standards for recognizing embedded foreign currency derivatives, TransAlta is required to separately record an embedded derivative under U.S. GAAP. As at Sept. 30, 2010, $35 million was classified as a risk management liability. In the nine months ended Sept. 30, 2010, the amount of the separated embedded foreign currency derivative instrument increased by $6 million and an unrealized loss of $4 million, net of tax, has been recognized in net earnings.

X.  Private Equities

TransAlta holds private equity funds in its Canadian pension plan that are entered into under ten year agreements at which time they are redeemed. These private equities seek to provide a return to investors with the following strategies:

Lumira Capital I Limited Partnership holds a mixture of public and private companies in the life sciences sector; Novacap II, L.P. operates a venture capital business specializing in the manufacturing sector and technology sector; and Northleaf Global Private Equity Investors I seeks to build a diversified portfolio of investments in private equity funds managed by fund managers with a focus on investments in venture capital and buyout funds, principally in North America and Western Europe.

XI.  Non-Controlling Interests in Other Comprehensive Income

Under U.S. GAAP, FASB ASC Topic 810, Consolidation, requires that comprehensive income or loss be reported at the consolidated entity amount and attributed to the parent and the non-controlling interest. Under Canadian GAAP, comprehensive income or loss is reported as only the parent’s share.

E.  CHANGES IN ACCOUNTING STANDARDS

I.  Current Accounting Changes

No Accounting Standards Updates issued or effective in the third quarter had any impact on this financial information.

II.  Future Accounting Changes

1. Stock Compensation

In April 2010 the FASB issued ASU No. 2010-13, Compensation – Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades – a consensus of the FASB Emerging Issues Task Force. ASU No. 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning on or after Dec 15, 2010. This will not have any impact to TransAlta as, effective Jan 1, 2011, IFRS will be followed exclusively.